Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 12 DATED JUNE 21, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 8 dated April 27, 2012, Supplement No. 9 dated May 2, 2012, Supplement No. 10 dated May 14, 2012, and Supplement No. 11 dated June 6, 2012. Unless otherwise defined in this Supplement No. 12, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the acquisition of Northtowne Square; and

•	information regarding our current leverage ratio.

Property Acquisition

On June 19, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 113,372 rentable square feet located on approximately 16.3 acres of land in Gibsonia, Pennsylvania (“Northtowne Square”) for approximately $10.6 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price proceeds of approximately $5.7 million from this offering and approximately $4.9 million provided by the CBRE Global Investors. Northtowne Square was purchased from Northtowne Square Associates, a Pennsylvania limited partnership, and New Plan Realty Associates, a Pennsylvania limited partnership. Both sellers are not affiliated with us, our advisor or our sub-advisor.

Northtowne Square is 100% leased to eight tenants. The largest tenant at Northtowne Square is Giant Eagle, which occupies approximately 76% of the rentable square feet at Northtowne Square. The current aggregate annual effective rent for the tenants of Northtowne Square is approximately $830,000 and the current weighted-average remaining lease term for the tenants is approximately 9.9 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is $7.31 per square foot.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending June 19, 2012, including Northtowne Square, is approximately 8.1%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of June 19, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, was approximately 42.8%.

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